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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49059

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cambridge International Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 7th Floor

(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard H. Haywood, Jr. 212.826.8294

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs LLP

(Name – *if individual, state last, first, middle name*)

132 Nassau St. Suite 1023	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

CHECK ONE:

☑ Certified Public Accountant MAR 03 2020

☐ Public Accountant

Washington DC
☐ Accountant not resident in United States or any of its possessions.
413

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Richard H. Haywood, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge International Partners LLC , as of December 31 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

_____
Managing Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAMBRIDGE INTERNATIONAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

CAMBRIDGE INTERNATIONAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 1,934,319
Accounts receivable	87,304
Fixed assets, net of accumulated depreciation and amortization of $30,619	22,276
Other assets	96,280
Total assets	$ 2,140,179

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Deferred Revenue	$ 835,000
Other accounts payable and accrued expenses	418,273
Total liabilities	1,253,273

Commitments and Contingencies

Members' equity

Members' equity	886,906
Total liabilities and members' equity	$ 2,140,179

Note 1 -   **Nature of Business**

Cambridge International Partners LLC (the "Company"), a Delaware limited liability corporation, was formed to succeed, as of January 1, 2014, to all the assets and liabilities of Cambridge International Partners, Inc. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns consulting and advisory fees from investment banking services, providing merger and acquisition, financial advisory and general corporate consulting services to companies.

On January 1, 2014, all of the assets and liabilities of Cambridge International Partners, Inc. (the "Predecessor") were transferred to Cambridge International Partners LLC, and the Predecessor was dissolved.

Note 2 -   **Summary of Significant Accounting Policies**

  a)   *Revenue Recognition*

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue depicting the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory Revenue: The Company provides advisory services on mergers and acquisitions. The Company receives success fee revenue for advisory contracts which is generally recognized at the point in time that performance under the contract is completed (e.g. the closing of the transaction). The Company also receives retainer fees for such advisory services which are usually billed monthly. Revenues from these retainer fees are generally recognized after performance obligations are met (e.g. the closing of the transaction or the termination of the advisory contract). Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue and the accompanying statement of financial condition).

  b)   *Income Taxes*

The Company does not pay federal or state corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective share of

the Company's taxable income. The Company does pay New York City unincorporated business tax.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated on a straight line basis over its useful life of 5-7 years.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2019 and February 15, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2019, was $20,553.

Note 4 - **Property, Equipment and Leasehold Improvements**

Major classifications of property and equipment, as of December 31, 2019, are summarized as follows:

Furniture and equipment	$ 44,235
	44,235
Less: Accumulated depreciation	(30,619)
	13,616
Artwork carried at cost, and, not depreciated	8,660
	$ 22,276

Note 5 -   **Commitments and Contingencies**

The Company leases office space pursuant to a lease agreement expiring April 30, 2020. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next year is as follows:

Year	Amount
2020	$44,300

The Company has adopted FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 31, 2018. As of December 31, 2019, the Company recorded a right-of-use asset in the amount of approximately $42,323, and a lease liability in the amount of approximately $43,752. The impact to the Company Net Capital was $1,429, as the right-of-use asset is allowable to the extent of an offsetting lease liability.

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1200%. At December 31, 2019, the Company had net capital of $723,369 which was $642,640 in excess of its required net capital of $80,729. The Company's net capital ratio was 167.40%.

Note 7 -   **Members' Equity**

The Company has two classes of members' equity, Capital Interests and Profits Interests. Net profits or losses are allocated among the members in accordance with their respective participating percentages. The amount of any gain or loss realized in connection with the sale of all or substantially all of the business shall be allocated and distributed among the members in accordance with their respective Participating Percentages provided, however, that a Profits Interest member shall not be allocated any portion of the sale proceeds attributable to fair market value of the Company's business as of the date of that member's admission as a member of the Company.

A copy of the Firm's Statement of Financial Condition as of December 31, 2019, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cambridge International Partners LLC
780 Third Avenue – 7th Floor
New York, NY 10017

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cambridge International Partners LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cambridge International Partners LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Cambridge International Partners LLC's management. Our responsibility is to express an opinion on Cambridge International Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cambridge International Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner: Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Cambridge International Partners LLC's auditor since 2009.

New York, NY
February 10, 2020